Mail Stop 0407

      							June 21, 2005


Jon A. Deluca
Director, President and Chief Executive Officer
FiberNet Telecom Group, Inc.
570 Lexington Avenue
New York, NY  10022

	Re:	FiberNet Telecom Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 30, 2005

		Form 10-Q for Fiscal Quarter Ended March 31, 2005
				File No. 0-24661

Dear Mr. Deluca:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K  for the Fiscal Year ended December 31, 2004

 Management`s Discussion and Analysis

Results of Operations - Fiscal Year Ended December 31, 2004
Compared
to Fiscal Year Ended December 31, 2003, page 25

1. We note in Note 4 on page 58 that you experienced a significantly lower demand and reduction in pricing for services in 2002 and 2003.
Please expand MD&A to separately disclosure the amount of decrease in your revenues for each of these reasons. See Financial Reporting
Codification section 501.04 or guidance.

Form 10-Q for the quarter ended March 31, 2005

Financial Statements

Note (17) Equity Transaction, page 67

2. We note that you recorded a charge for $2.0 million for the repricing of 2.5 million warrants from $3.60 to $0.03 in 2003. We also note that you state that there was no difference in value after the repricing of 0.4 million warrants in 2004 from $3.60 to $0.001 and that your common stock was trading at prices ranging from $0.60 to $1.84 in 2004. Please tell us how you determined that the repricing in 2004 did not trigger a charge in light of the charge taken for a similar repricing in 2003. Also, please address the repricing of 0.5 million warrants in the first quarter of 2005 in your response.

 *    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Claire DeLabar, Staff Accountant, at (202)
551-
3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director





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Mr. Jon A. Deluca
FiberNet Telecom Group, Inc.
June 21, 2005
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